Exhibit 99.2

Itaú Corpbanca and subsidiaries As of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

The financial information of Itaú Corpbanca as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020 was prepared in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Sep’21	Dec’20
Total loans	23,811,968	22,589,071
Total assets	35,768,845	35,638,632

Deposits and other demand liabilities	6,932,429	6,197,406
Time deposits and other time liabilities	10,182,623	11,433,064
Interbank borrowings	4,749,007	3,798,978
Debt instruments issued	6,226,268	6,204,856

Equity	2,431,972	2,388,326
Total equity attributable to equity holders of the Bank	2,355,997	2,315,411
Non-controlling interest	75,975	72,915

YTD CONSOLIDATED INCOME STATEMENT

In Ch$ million	9M'21	9M'20
Net operating profit before provision for loan losses	961,740	879,233
Provisions for loan losses[1]	(139,707)	(284,032)
Total operating expenses	(508,337)	(1,350,198)
Operating income (loss)	313,696	(754,997)
Income from investments in companies	471	958
Operating income (loss) before income taxes	314,167	(754,039)
Income taxes	(100,829)	9,612
Consolidated income (loss) for the period	213,338	(744,427)

Net income (loss) attributable to holders of the Bank	211,516	(736,422)
Non-controlling interest	1,822	(8,005)

1 - Includes Ch$15.0 billion of additional provisions established during the 9M period ended September 30, 2021 ($64.5 billion during the 9M period ended September 30, 2020).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer